Issuer Free Writing Prospectus

Dated January 7, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-199956

CBS CORPORATION

CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer:	CBS Corporation

Guarantor:	CBS Operations Inc.

Securities Offered:	3.50% Senior Notes due 2025	4.60% Senior Notes due 2045

Size:	$600,000,000	$600,000,000

Maturity:	January 15, 2025	January 15, 2045

Coupon:	3.50%	4.60%

Yield to Maturity:	3.616%	4.681%

Spread to Benchmark Treasury:	T+165 bps	T+215 bps

Benchmark Treasury:	UST 2.250% due November 15, 2024	UST 3.125% due August 15, 2044

Benchmark Treasury Price and Yield:	102-17; 1.966%	112-10+; 2.531%

Price to Public:	99.033% of face amount	98.701% of face amount

Price to CBS:	98.583% of face amount	97.826% of face amount

Interest Payment Dates:	Semi annually on January 15 and July 15 commencing July 15, 2015	Semi annually on January 15 and July 15 commencing July 15, 2015

Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+25 bps (at any time prior to October 15, 2024)	Greater of 100% or T+35 bps (at any time prior to July 15, 2044)

Par Call:	At any time on or after October 15, 2024	At any time on or after July 15, 2044

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase

Trade Date:	January 7, 2015

Settlement Date:	January 12, 2015 (T+3)

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

CUSIP:	124857 AP8	124857 AN3

Ratings:*	Moody’s Investors Service: Baa2 Standard & Poor’s Ratings Services: BBB Fitch Ratings: BBB

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman, Sachs & Co. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BNY Mellon Capital Markets, LLC

Lloyds Securities Inc.

Drexel Hamilton, LLC

Lebenthal & Co., LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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